Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

CenterMind Enhanced to Provide End to End Connectivity
Management for Complex and Dynamic Networks

New capabilities comply with AIM standard

Tel Aviv, Israel – July 16, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and a developer of an innovative optical wireless technology solution (Beamcaster) announced today that CenterMind™, the software that provides real time visibility and control of the entire IT network, has been enhanced to provide end-to-end connectivity management for complex and dynamic networks. These new capabilities comply with the latest AIM (Automated Infrastructure Management) standard in order to improve change management, increase data center agility, optimize capacity, reduce downtime, enforce best-practice policies and reduce operational costs.

The CenterMind enhancements provide network operators with a comprehensive view of the complete end-to-end network infrastructure for stackable switches, virtual switching systems, and fabric extenders.   Whenever moves, adds or changes are required, automatic work orders are generated and sent to a technician’s mobile devices that specify the location and address of each component in the network including switch, chassis, servers and panels.   This detailed connectivity map facilitates the rapid execution of moves, adds, and changes with full information requirements to minimize errors and delays.  In addition, the comprehensive connectivity map enables rapid deployment of multiple technologies utilizing industry best practices for planning, engineering and placement optimization.

This granular level of network documentation also enables datacenter managers to quickly detect points of failure, prevent downtime and identify underutilized equipment. The system is flexible and can be easily adjusted to accommodate an individual organization’s information needs.

The new CenterMind Solution has already been successfully deployed at a global investment bank, and international research institute. All information provided and naming conventions comply with the latest AIM standard.

According to Kobi Haggay, RiT’s Vice President of Products, “Our enhanced CenterMind Solution helps IT managers perform change management on virtual networks by taking the guess work out of troubleshooting, maintenance, decommissioning and executing new deployments.  In addition to introducing new resource efficiencies, connectivity management is critical for organizations to address the challenges of dynamic virtual environments.”

For more information about RiT’s CenterMind Solution, please contact us at info@rittech.com or visit our website at www.rittech.com.

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com